TRANSGLOBE ENERGY CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS

Management’s Report

Management’s Responsibility On Financial Statements

The consolidated financial statements of TransGlobe Energy Corporation were prepared by management within acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles. Management is responsible for ensuring that the financial and operating information presented in this annual report is consistent with that shown in the consolidated financial statements.

The consolidated financial statements have been prepared by management in accordance with the accounting policies as described in the notes to the consolidated financial statements. Timely release of financial information sometimes necessitates the use of estimates when transactions affecting the current accounting period cannot be finalized until future periods. When necessary, such estimates are based on informed judgments made by management.

Deloitte & Touche LLP, an independent firm of Chartered Accountants appointed by the shareholders, have conducted an examination of the corporate and accounting records in order to express their opinion on the consolidated financial statements. The Audit Committee, consisting of three independent directors, has met with representatives of Deloitte & Touche LLP and management in order to determine if management has fulfilled its responsibilities in the preparation of the consolidated financial statements. The Board of Directors has approved the consolidated financial statements.

Management’s Report On Internal Control Over Financial Reporting

Management has designed and maintains an appropriate system of internal controls to provide reasonable assurance that all assets are safeguarded and financial records are properly maintained to facilitate the preparation of consolidated financial statements for reporting purposes.

Signed by:

“Ross G. Clarkson”	“David C. Ferguson”

Ross G. Clarkson	David C. Ferguson
President & Chief Executive Officer	Vice President, Finance & Chief Financial Officer

March 9, 2010

2009	1

TRANSGLOBE ENERGY CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of TransGlobe Energy Corporation:

We have audited the consolidated balance sheets of TransGlobe Energy Corporation and subsidiaries (the “Company”) as at December 31, 2009 and 2008 and the consolidated statements of (loss) income and retained earnings, comprehensive (loss) income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of TransGlobe Energy Corporation and subsidiaries as at December 31, 2009 and 2008 and the results of their operations and their cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants
Calgary, Canada
March 9, 2010

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Notes 2 and 19 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and Shareholders of TransGlobe Energy Corporation, dated March 9, 2010, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

Independent Registered Chartered Accountants
Calgary, Canada
March 9, 2010

2009	2

TRANSGLOBE ENERGY CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of TransGlobe Energy Corporation:

We have audited the internal control over financial reporting of TransGlobe Energy Corporation and subsidiaries (the “Company”) as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2009 of the Company and our report dated March 9, 2010 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes in accounting principles.

Independent Registered Chartered Accountants
Calgary, Canada
March 9, 2010

2009	3

TRANSGLOBE ENERGY CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of (Loss) Income and Retained Earnings

(Expressed in thousands of U.S. Dollars, except per share amounts)

	Year Ended	Year Ended
	December 31, 2009	December 31, 2008

REVENUE
Oil sales, net of royalties and other	$102,805	$123,231
Derivative (loss) gain on commodity contracts (Note 16)	(4,213)	3,005
Other income	44	170
	98,636	126,406

EXPENSES
Operating	24,765	19,333
General and administrative	11,427	10,213
Foreign exchange gain	(1,032)	(84)
Interest on long-term debt	2,461	6,163
Depletion and depreciation (Note 4)	47,579	35,378
	85,200	71,003

Income before income taxes	13,436	55,403

Income taxes – current (Note 11)	21,853	32,230

NET (LOSS) INCOME FROM CONTINUING OPERATIONS	(8,417)	23,173
NET INCOME FROM DISCONTINUED OPERATIONS (Note 5)	-	8,350
NET (LOSS) INCOME	(8,417)	31,523

Retained earnings, beginning of year	88,430	57,787
Repurchase of common shares (Note 8)	-	(880)

RETAINED EARNINGS, END OF YEAR	$80,013	$88,430

Net (loss) income from continuing operations per share (Note 14)
Basic	$(0.13)	$0.39
Diluted	(0.13)	0.38
Net income from discontinued operations per share (Note 14)
Basic	-	0.14
Diluted	-	0.14
Net (loss) income per share (Note 14)
Basic	(0.13)	0.53
Diluted	(0.13)	0.52

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Comprehensive (Loss) Income
(Expressed in thousands of U.S. Dollars)

	Year Ended	Year Ended
	December 31, 2009	December 31, 2008

Net (loss) income	$(8,417)	$31,523
Other comprehensive loss:
Foreign currency translation adjustment	-	(886)

COMPREHENSIVE (LOSS) INCOME	$(8,417)	$30,637

See accompanying notes to the consolidated financial statements.

2009	4

TRANSGLOBE ENERGY CORPORATION CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

(Expressed in thousands of U.S. Dollars)

	As at	As at
	December 31, 2009	December 31, 2008

ASSETS
Current
Cash and cash equivalents	$16,177	$7,634
Accounts receivable	35,296	28,701
Derivative commodity contracts (Note 16)	-	2,336
Prepaid expenses	1,620	822
Assets of discontinued operations (Note 5)	312	764

	53,405	40,257

Derivative commodity contracts (Note 16)	-	472
Goodwill (Note 6)	8,180	8,180
Property and equipment (Note 4)	167,297	179,329

	$228,882	$228,238

LIABILITIES
Current
Accounts payable and accrued liabilities	$14,717	$15,852
Income taxes payable	79	79
Derivative commodity contracts (Note 16)	514	-
Current portion of long-term debt (Note 7)	49,799	-
Liabilities of discontinued operations (Note 5)	83	342

	65,192	16,273

Long-term debt (Note 7)	-	57,230

	65,192	73,503

Commitments and contingencies (Note 17)

SHAREHOLDERS’ EQUITY
Share capital (Note 8)	66,106	50,532
Contributed surplus (Note 10)	6,691	4,893
Accumulated other comprehensive income (Note 13)	10,880	10,880
Retained earnings	80,013	88,430

	163,690	154,735

	$228,882	$228,238

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board.

Signed by:

“Ross G. Clarkson”	“Fred J. Dyment”

Ross G. Clarkson, Director	Fred J. Dyment, Director

2009	5

TRANSGLOBE ENERGY CORPORATION CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. Dollars)

	Year Ended	Year Ended
	December 31, 2009	December 31, 2008

CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net (loss) income	$(8,417)	$31,523
Net income from discontinued operations	-	8,350
Net (loss) income from continuing operations	(8,417)	23,173
Adjustments for:
Depletion and depreciation	47,579	35,378
Amortization of deferred financing costs	569	1,884
Stock-based compensation (Note 9)	2,011	1,830
Unrealized (gain) loss on commodity contracts	3,322	(9,906)
Changes in non-cash working capital (Note 12)	(8,458)	(1,269)
Cash provided by continuing operations	36,606	51,090
Cash provided by discontinued operations	193	6,703

	36,799	57,793

FINANCING
Increase in long-term debt (Note 7)	-	55,000
Repayments of long-term debt (Note 7)	(8,000)	(55,000)
Deferred financing costs	-	(1,339)
Repurchase of common shares (Note 8)	-	(1,135)
Options surrendered for cash payments (Note 8)	(13)	(256)
Issue of common shares for cash (Note 8)	16,578	512
Issue costs for common shares (Note 8)	(1,204)	-
Changes in non-cash working capital (Note 12)	(1,515)	1,515

	5,846	(703)

INVESTING
Exploration and development expenditures	(35,546)	(43,857)
Acquisitions (Note 3)	-	(62,392)
Changes in non-cash working capital (Note 12)	1,444	(2,737)
Cash used by continuing operations	(34,102)	(108,986)
Cash provided by discontinued operations	-	46,600

	(34,102)	(62,386)

Effect of exchange rate changes on cash and cash equivalents	-	201

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,543	(5,095)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	7,634	12,729

CASH AND CASH EQUIVALENTS, END OF YEAR	$16,177	$7,634

Supplemental Disclosure of Cash Flow Information
Cash interest paid	$1,892	$4,279
Cash taxes paid	21,853	32,230
Cash is comprised of cash on hand and balances with banks	14,274	6,634
Cash equivalents	1,903	1,000

See accompanying notes to the consolidated financial statements.

2009	6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2009 and 2008 and for the years then ended
(Expressed in U.S. Dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Consolidated Financial Statements include the accounts of TransGlobe Energy Corporation and subsidiaries (“TransGlobe” or the “Company”), and are presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP” or “Cdn. GAAP”). Information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) is included in Note 19. In these Consolidated Financial Statements, unless otherwise indicated, all dollar amounts are expressed in United States (U.S.) dollars. All references to US$ or to $ are to United States dollars and references to C$ are to Canadian dollars.

Nature of Business and Principles of Consolidation

The Company is engaged primarily in oil and gas exploration, development and production and the acquisition of properties. Such activities are concentrated in three geographic areas:

  West Gharib area, East Ghazalat area and Nuqra Block 1 within the Arab Republic of Egypt (“Egypt”);
  Block 32, Block S-1, Block 72, Block 75 and Block 84 within the Republic of Yemen (“Yemen”); and
  The Western Canadian Sedimentary Basin within Canada, until this area was sold in April 2008 (Note 5).

Joint Ventures

Investments in unincorporated joint ventures are accounted for using the proportionate consolidation method, whereby the Company’s proportionate share of revenues, expenses, assets and liabilities are included in the accounts.

Foreign Currency Translation

The accounts of the integrated Canadian operations are translated using the temporal method, whereby monetary assets and liabilities are translated at year end exchange rates, non-monetary assets and liabilities at the historical rates and revenues and expenses at the rates for the period, except depreciation, depletion and accretion expense, which is translated on the same basis as the related assets. Translation gains and losses relating to the integrated Canadian operations are included in net income. Prior to May 1, 2008, the Canadian operations were considered to be self-sustaining and translated using the current rate method. Under the current rate method, assets and liabilities are translated at the period-end exchange rates, while revenues and expenses are translated using rates for the period and gains and losses are included as a separate component of shareholders’ equity.

Revenue Recognition

Revenues associated with the sales of the Company’s crude oil, natural gas and natural gas liquids owned by the Company are recognized when title passes from the Company to its customer. Crude oil and natural gas produced and sold by the Company below or above its working interest share in the related resource properties results in production underliftings or overliftings. Underliftings are recorded as inventory and overliftings are recorded as deferred revenue.

International operations conducted pursuant to production sharing agreements (PSA’s) are reflected in the Consolidated Financial Statements based on the Company’s working interest in such operations. Under the PSA’s, the Company and other non-governmental partners pay all operating and capital costs for exploring and developing the concessions. Each PSA establishes specific terms for the Company to recover these costs (Cost Recovery Oil) and to share in the production sharing oil. Cost Recovery Oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each fiscal year. Production sharing oil is that portion of production remaining after Cost Recovery Oil and is shared between the joint venture partners and the government of each country, varying with the level of production. Production sharing oil that is attributable to the government includes an amount in respect of all income taxes payable by the Company under the laws of the respective country. Revenue represents the Company’s share and is recorded net of royalty payments to government and other mineral interest owners. For our international operations, all government interests, except for income taxes, are considered royalty payments. Our revenue also includes the recovery of costs paid on behalf of foreign governments in international locations.

Income Taxes

The Company uses the liability method to account for income taxes. Under this method, future income taxes are based on the difference between assets and liabilities reported for financial accounting purposes from those reported for income tax. Future income tax assets and liabilities are measured using the substantively enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The Company’s contractual arrangements in foreign jurisdictions stipulate that income taxes are paid by the respective government out of its entitlement share of production sharing oil. Such amounts are included in income tax expense at the statutory rate in effect at the time of production.

Flow Through Shares

The Company has financed a portion of its prior years’ exploration and development activities in Canada through the issue of flow through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. To recognize the foregone tax benefits, share capital is reduced and a future income tax liability is recorded for the income tax amount related to the renounced deductions.

2009	7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net (Loss) Income Per Share

Basic net (loss) income per share is calculated using the weighted average number of shares outstanding during the year. Diluted net (loss) income per share is calculated by giving effect to the potential dilution that would occur if stock options were exercised. Diluted net (loss) income per share is calculated using the treasury stock method. The treasury stock method assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price.

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit with banks and short-term investments such as treasury bills with original maturity of less than 90 days.

Property and Equipment

The Company follows the full cost method of accounting for oil and gas operations whereby all costs associated with the exploration for and development of oil and gas reserves are capitalized on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, production equipment and overhead charges directly related to acquisition, exploration and development activities.

Expenditures related to renewals or betterments that improve the productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation, Depletion, Amortization and Impairment

Capitalized costs within each country are depleted and depreciated on the unit-of-production method based on the estimated gross proved reserves as determined by independent reserve evaluators. Gas reserves and production are converted into equivalent units using the energy equivalency conversion method of 6,000 cubic feet of natural gas to one barrel of oil. Depletion and depreciation is calculated using the capitalized costs, including estimated asset retirement costs, plus the estimated future costs to be incurred in developing proved reserves, net of estimated salvage value.

Costs of acquiring and evaluating unproved properties and major development projects are initially excluded from the depletion and depreciation calculation until it is determined whether or not proved reserves can be assigned to such properties. Costs of unproved properties and major development projects are transferred to depletable costs based on the percentage of reserves assigned to each project over the expected total reserves when the project was initiated. These costs are assessed periodically to ascertain whether impairment has occurred.

Proceeds from the sale of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion and depreciation by more than 20% in a particular country, in which case a gain or loss on disposal is recorded.

An impairment loss is recognized in net income if the carrying amount of a country (cost centre) is not recoverable and the carrying amount of the cost centre exceeds its fair value. The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves and the cost, less impairment, of unproved properties exceeds the carrying value. If the carrying value is assessed to not be recoverable, the calculation compares the carrying value to the sum of the discounted cash flows expected from the production of proved and probable reserves and the cost, less impairment, of unproved properties. Should the carrying value exceed this sum, an impairment loss is recognized.

Furniture and fixtures are depreciated at declining balance rates of 20% to 30%.

Asset Retirement Obligations (“ARO”)

The fair value of the statutory, contractual or legal liability associated with the retirement and reclamation of tangible long-lived assets is recognized when incurred. The asset retirement cost, equal to the estimated fair value of the ARO, is capitalized as part of the cost of the related long-lived asset. Asset retirement costs for the crude oil assets are amortized using the unit-of-production method.

The ARO liabilities are carried on the Consolidated Balance Sheets at their discounted present value and are accreted over time for the change in present value, with the accretion charge included in depreciation, depletion and accretion.

Actual expenditures incurred are charged against the accumulated obligation.

2009	8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock-based Compensation

The Company records compensation expense in the Consolidated Financial Statements for stock options granted to employees and directors using the fair value method. From 2006 onward, the fair values are determined using the lattice-based binomial option pricing model and for years 2005 and prior, the Black-Scholes option pricing model was used. Compensation costs are recognized over the vesting period. The Company estimates forfeitures at the grant date and revises the estimate as necessary if subsequent information indicates that actual forfeitures differ significantly from the original estimate.

Derivative Financial Instruments and Hedging Activities

a) Financial Instruments
All financial instruments are initially measured in the consolidated balance sheet at fair value. Subsequent measurement of the financial instruments is based on their classification. The Company has classified each financial instrument into one of these five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost using the effective interest rate method. For all financial assets and financial liabilities that are not classified as held-for-trading, the transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are adjusted to the fair value initially recognized for that financial instrument. These costs are expensed using the effective interest rate method and are recorded within interest expense. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income.

Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired. All derivative instruments are recorded in the balance sheet at fair value unless they qualify for the expected purchase, sale and usage exemption. All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

The Company has classified its derivative commodity contracts and cash and cash equivalents as held-for-trading, which are measured at fair value with changes being recognized in net income. Accounts receivable are classified as loans and receivables; operating bank loans, accounts payable and accrued liabilities, and long-term debt, including interest payable, are classified as other liabilities, all of which are measured at amortized cost the classification of all financial instruments is the same at inception and at December 31, 2009. The Company has elected to classify all derivatives as held-for trading, which are measured at fair value with changes being recognized in net income.

b) Derivative Instruments and Hedging Activities
Derivative financial instruments are used by the Company to manage its exposure to market risks relating to commodity prices. The Company’s policy is not to utilize derivative financial instruments for speculative purposes. The Company does not use hedge accounting.

Derivative instruments that do not qualify as hedges, or are not designated as hedges, are recorded at fair values where instruments are recorded in the Consolidated Balance Sheet as either an asset or liability with changes in fair value recognized in net income. Realized gains or losses from financial derivatives related to commodity prices are recognized in revenues as the related sales occur. Unrealized gains and losses are recognized in revenues at the end of each respective reporting period. The estimated fair value of all derivative instruments is based on quoted market prices and/or third party market indications and forecasts.

c) Embedded Derivatives
Embedded derivatives are derivatives embedded in a host contract. They are recorded separately from the host contract when their economic characteristics and risks are not clearly and closely related to those of the host contract, the terms of the embedded derivatives are the same as those of a freestanding derivative and the combined contract is not classified as held for trading or designated at fair value. The Company elected January 1, 2003 as the transition date for embedded derivatives.

d) Comprehensive Income
Comprehensive income consists of net income and other comprehensive income. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles. Foreign exchange gains and losses arising from the translation of the financial statements of a self-sustaining foreign operation, net of tax, are recorded in comprehensive income. Accumulated other comprehensive income is an equity category comprised of the cumulative amounts of other comprehensive income. Effective May 1, 2008, the Company determined that its foreign operations were integrated as a result of the sale of the Canadian segment and its results were translated prospectively using the temporal method from that date.

Goodwill

Goodwill, which represents the excess of cost of an acquired enterprise over the net of the amounts assigned to assets acquired and liabilities assumed, is assessed at least annually for impairment. To assess impairment, the fair value of the reporting unit is determined and compared to the book value of the reporting unit. If the fair value is less than the book value, then a second test is performed to determine the amount of the impairment. The amount of the impairment is determined by deducting the fair value of the reporting unit’s assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit’s goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impaired amount. Goodwill is not amortized.

2009	9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Measurement Uncertainty

Timely preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires that Management make estimates and assumptions and use judgment regarding assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

Amounts recorded for depletion, depreciation and amortization, asset retirement costs and obligations, goodwill, stock-based compensation, future income taxes, and amounts used for ceiling test and impairment calculations are based on estimates of oil and natural gas reserves and future costs required to develop those reserves. By their nature, these estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact on the financial statements of future periods could be material.

2. CHANGES IN ACCOUNTING POLICIES

Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section is applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company adopted the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The adoption of this Standard did not have an impact on the Consolidated Financial Statements.

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. This standard is effective for the Company’s fiscal periods ending on or after January 20, 2009 with retrospective application. The application of this EIC did not have a material effect on the Company’s financial statements.

Financial Instruments

Effective July 1, 2009, the Company prospectively adopted an amendment to CICA 3855, Financial Instruments – Recognition and Measurement, in relation to embedded derivatives. This amendment prohibits the reclassification of a financial asset out of the held-for trading category when the fair value of the embedded derivative in a combined contract cannot be reasonably measured. The adoption of the amendments to this Standard did not have an impact on the Consolidated Financial Statements.

In June 2009, the CICA issued amendments to CICA Handbook Section 3862, Financial Instruments - Disclosures. The amendments include enhanced disclosures related to the fair value of financial instruments and the liquidity risk associated with financial instruments. The amendments are effective for annual financial statements for fiscal years ending after September 30, 2009. The amendments are consistent with recent amendments to financial instrument disclosure standards in International Financial Reporting Standards (“IFRS”). The Company included these additional disclosures in these Consolidated Financial Statements.

In August 2009, the CICA issued amendments to CICA 3855, Financial Instruments – Recognition and Measurement, in relation to the impairment of assets. The amendments are effective for annual financial statements for fiscal years beginning on or after November 1, 2008. The adoption of the amendments to this standard did not have impact on the Consolidated Financial Statements.

New Accounting Standards

a) Business Combinations

In December 2008, the CICA issued Section 1582, Business Combinations, which will replace CICA Section 1581 of the same name. Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted. The Company is currently evaluating the impact of this change on its Consolidated Financial Statements.

b) Non-Controlling Interests

In December 2008, the CICA issued Sections 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted. These standards currently do not impact the Company as it has full controlling interest of all of its subsidiaries.

2009	10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c) International Financial Reporting Standards

On February 13, 2008 the Canadian Accounting Standards Board has confirmed that effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011, IFRS will replace Canada’s current GAAP for all publicly accountable profit-oriented enterprises.

The Company has determined that the most significant impact of IFRS conversion is to property and equipment. IFRS does not prescribe specific oil and gas accounting guidance other than for costs associated with the exploration and evaluation phase. The Company currently follows full cost accounting as prescribed in Accounting Guideline 16, Oil and Gas Accounting – Full Cost. Conversion to IFRS may have a significant impact on how the Company accounts for costs pertaining to oil and gas activities, in particular those related to the pre-exploration and development phases. In addition, the level at which impairment tests are performed and the impairment testing methodology will differ under IFRS. IFRS conversion will also result in other impacts, some of which may be significant in nature. The Company is in the process of evaluating the impact on the Company’s Consolidated Financial Statements.

3. ACQUISITIONS

Corporate Acquisition

GHP Exploration (West Gharib) Ltd.

On February 5, 2008, TransGlobe acquired all of the common shares of GHP Exploration (West Gharib) Ltd. (“GHP”) for cash consideration of $44.1 million, net of cash acquired. The results of GHP’s operations have been included in the consolidated financial statements since that date. GHP holds a 30% interest in the West Gharib Concession area in Egypt. TransGlobe funded the acquisition from bank debt of $40.0 million and cash on hand.

The acquisition has been accounted for using the purchase method with TransGlobe as the acquirer, and the purchase price was allocated to the fair value of the assets acquired and the liabilities assumed as follows:

Cost of acquisition (000s)
Cash paid, net of cash acquired	$44,095
Transaction costs	99

$44,194

Allocation of purchase price (000s)
Property and equipment	$36,602
Goodwill	3,602
Working capital, net of cash acquired	3,990

$44,194

Property Acquisition

On August 18, 2008, TransGlobe completed an oil and gas property acquisition in Egypt for the 25% financial interest in the eight non-Hana development leases on the West Gharib Concession. The total cost of the acquisition was $18.0 million, adjusted to the effective date of June 1, 2008. In addition, the Company could pay up to an additional $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and in the South Rahmi (up to $2.0 million) development leases. As at December 31, 2009, no additional fees are due in 2010. The value of the net assets acquired has been assigned to property and equipment. Following this property acquisition, TransGlobe holds 100% working interest in the West Gharib Concession in Egypt.

4. PROPERTY AND EQUIPMENT

Egypt
(000s)	2009	2008
Oil and gas properties	$184,605	$157,635
Furniture and fixtures	3,166	1,373
Accumulated depletion and depreciation	(68,692)	(30,336)

	$119,079	$128,672

On February 5, 2008 the Company acquired all common shares of GHP which held a 30% working interest in the West Gharib Concession area in Egypt. On August 18, 2008 the Company acquired an additional 25% financial interest in the eight non-Hana development leases. As a result of these two acquisitions and the Company’s prior interest, TransGlobe now holds a 100% working interest in the West Gharib Concession in Egypt. The nine approved West Gharib development leases are valid for 20 years, expiring between 2019 and 2026.

The Contractor (Joint Venture Partners) is in the second, three-year extension period of the Nuqra Concession Agreement which expires in July 2012.

2009	11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the year, the Company capitalized general and administrative costs relating to exploration and development activities of $1.2 million (2008 - $1.9 million). Unproven property costs in the amount of $9.8 million (2008 - $10.0 million) were excluded from costs subject to depletion and depreciation representing costs incurred in Nuqra and undeveloped land in West Gharib. Future development costs for proved reserves included in the depletion calculation for the year ended December 31, 2009 totaled $4.9 million (2008 - $3.3 million).

Yemen
(000s)	2009	2008
Oil and gas properties	$126,152	$119,139
Accumulated depletion and depreciation	(78,666)	(69,230)

	$47,486	$49,909

The Company has working interests in five blocks in Yemen: Block 32, Block S-1, Block 72, Block 75 and Block 84. The Block 32 (13.81087%) Production Sharing Agreement (“PSA”) continues to 2020, with provision for a five year extension. The Block S-1 (25%) PSA continues to 2023, with provision for a five year extension. At December 31, 2009, the Contractor (Joint Venture Partners) was in the second 30-month exploration period of the Block 72 (33%) PSA which commenced January 2009. The Contractor (Joint Venture Partners) is in the first 36-month exploration period commencing March 8, 2008 of the Block 75 (25%) PSA. The Block 84 (33%) PSA is in the ratification process with the Government of Yemen.

During the year, the Company capitalized overhead costs relating to exploration and development activities of $0.2 million (2008 - $0.3 million). Unproven property costs in the amount of $10.8 million in 2009 ($7.2 million in 2008) were excluded in the costs subject to depletion and depreciation representing some of the costs incurred at Block 72, Block 75 and Block 84. Future development costs for proved reserves included in the depletion calculation for the year ended December 31, 2009 totaled $12.3 million (2008 - $12.1 million).

Corporate
(000s)	2009	2008
Furniture, fixtures and other	$2,333	$2,148
Accumulated depreciation	(1,601)	(1,400)

	$732	$748

Ceiling Test

An impairment test calculation was performed on property and equipment at December 31, 2009 in which the estimated undiscounted future net cash flows based on estimated future prices associated with the proved reserves exceed the carrying amount of oil and gas property and equipment for each cost centre.

The following table outlines the oil prices used in the impairment test at December 31, 2009:

Year	Egypt	Yemen
2010	73.25	78.43
2011	75.75	80.78
2012	78.33	83.26
2013	81.00	85.84
2014	83.76	88.52
Thereafter(1)	2.0%	2.0%

(1) Percentage change represents the increase in each year after 2014 to the end of the reserve life.

5. DISCONTINUED OPERATIONS

On April 30, 2008, the Company sold its Canadian oil and natural gas interests for C$56.7 million, subject to normal closing adjustments. The Canadian operations have been accounted for as discontinued operations in accordance with Canadian GAAP. Results of the Canadian operations have been included in the financial statements up to the closing date of the sale (the date control was transferred to the purchaser). The Company used the cash proceeds from the sale and cash on hand to repay $55.0 million of debt.

Discontinued operations as at December 31, 2009 included property and equipment of $0.3 million. Discontinued operations at December 31, 2008 included current assets of $0.5 million, property and equipment of $0.3 million, and current liabilities of $0.3 million.

2009	12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(000s)	2009	2008
Revenue
Oil and gas sales, net of royalties	$-	$9,162

Expenses
Operating	-	2,228
Depletion, depreciation and accretion	-	2,678
		4,906
Gain on disposition, net of tax	-	4,012
Income from discontinued operations before taxes	-	8,268
Future income tax recovery (expense)	-	82

Net income from discontinued operations	$-	$8,350

In Canada, the Company capitalized overhead costs relating to exploration and development activities during the nine months ended September 30, 2008 of $0.4 million. Unproven property costs of $1.8 million were excluded from the costs subject to depletion and depreciation for 2008. Depletion, depreciation and accretion was not recorded while the assets were classified as held for sale.

6. GOODWILL

Changes in the carrying amount of the Company’s goodwill, arising from acquisitions, are as follows:

(000s)	2009	2008
Balance, beginning of year	$8,180	$4,313
Changes during the year	-	3,867
Balance, end of year	$8,180	$8,180

7. LONG-TERM DEBT

(000s)	2009	2008
Revolving Credit Agreement	$50,000	$58,000
Unamortized transaction costs	(201)	(770)
	49,799	57,230

Current portion of long-term debt	49,799	-
	$-	$57,230

As at December 31, 2009, the Company has a $60.0 million Revolving Credit Agreement of which $50.0 million is drawn. The Revolving Credit Agreement expires on September 25, 2010 and is secured by a first floating charge debenture over all assets of the Company, a general assignment of book debts, security pledge of the Company’s subsidiaries and certain covenants. The Revolving Credit Agreement bears interest at the Eurodollar Rate plus three percent. During the year ended December 31, 2009, the average effective interest rate was 4.3% (2008 – 7.3%) . In the year ended December 31, 2009, the Company incurred $ Nil (2008 - $1.3 million), in fees to draw on its Revolving Credit Agreement.

The future debt payments on long-term debt, as of December 31, 2009, are as follows:

(000s)
2010 (due September 25, 2010)	$50,000

The Company is in discussion on a new credit facility and expects to enter into a new facility in the second quarter of 2010.

2009	13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common shares with no par value.

Issued

	Year Ended		Year Ended
	December 31, 2009		December 31, 2008
(000s)	Shares	Amount	Shares	Amount
Balance, beginning of year	59,500	$50,532	59,627	$50,128
Share issuance	5,798	16,312	-	-
Stock options exercised	101	266	173	512
Stock options surrendered for cash payments	-	(13)	-	(256)
Stock-based compensation on exercise	-	213	-	403
Repurchase of common shares	-	-	(300)	(255)
Share issue costs	-	(1,204)	-	-

Balance, end of year	65,399	$66,106	59,500	$50,532

In the first quarter of 2009, the Company issued 5,798,000 common shares at C$3.45 per common share for gross proceeds of C$20.0 million (net C$18.5 million).

The Company has received regulatory approval to purchase, from time to time, as it considers advisable, up to 6,116,905 common shares under a Normal Course Issuer Bid which commenced September 7, 2009 and will terminate September 6, 2010. During the year ended December 31, 2009, the Company did not repurchase any common shares. During the year ended December 31, 2008, the Company repurchased and cancelled 300,000 common shares at an average price of C$3.87 (US$3.66) per share. The excess of the purchase price over the book value in the amount of $0.9 million was charged to retained earnings during the year.

9. STOCK OPTION PLAN

The Company adopted a stock option plan in May 2007 (the “Plan”). The number of Common Shares that may be issued pursuant to the exercise of Options awarded under the Plan and all other Security Based Compensation Arrangements of the Company is 10% of the common shares outstanding from time to time. All incentive stock options granted under the Plan have a per-share exercise price not less than the trading market value of the common shares at the date of grant. Effective February 1, 2005; all new grants of stock options vest one-third on each of the first, second and third anniversaries of the grant date.

The following tables summarize information about the stock options outstanding and exercisable at December 31:

	2009		2008
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s, except per share amounts)	Options	Price (C$)	Options	Price (C$)
Options outstanding, beginning of year	5,600	4.20	2,936	4.78
Granted	815	3.45	3,457	3.77
Exercised	(101)	2.92	(173)	2.98
Exercised for cash	(80)	3.26	(150)	3.40
Forfeited	(756)	3.91	(470)	5.33

Options outstanding, end of year	5,478	4.12	5,600	4.20

Options exercisable, end of year	2,335	4.72	1,758	4.94

	Options Outstanding			Options Exercisable
		Weighted-			Weighted-
		Average			Average
	Number	Remaining	Weighted-	Number	Remaining	Weighted-
	Outstanding at	Contractual	Average	Exercisable at	Contractual	Average
Exercise Prices	Dec. 31, 2009	Life	Exercise Price	Dec. 31, 2009	Life	Exercise Price
(C$)	(000s)	(Years)	($C)	(000s)	(Years)	(C$)
2.41-3.25	1,836	3.9	2.76	559	3.9	2.75
3.26-4.08	770	4.7	3.48	-	-	-
4.09-5.18	1,700	3.1	4.71	779	2.9	4.63
5.19-5.31	348	2.6	5.21	214	2.4	5.21
5.32-6.56	823	1.1	6.07	783	1.0	6.10
	5,477	3.2	4.12	2,335	2.4	4.72

2009	14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock–based Compensation

Compensation expense of $2.0 million has been recorded in general and administrative expenses in the Consolidated Statements of (Loss) Income and Retained Earnings in 2009 (2008 - $1.8 million). The fair value of all common stock options granted is estimated on the date of grant using the lattice-based binomial option pricing model. The weighted average fair value of options granted during the year and the assumptions used in their determination are as noted below:

	2009	2008
Weighted average fair market value per option (C$)	1.25	1.62
Risk free interest rate (%)	2.54	3.10
Expected life (years)	5	5
Expected volatility (%)	44.06	44.76
Dividend per share	0.00	0.00
Expected forfeiture rate (non-executive employees) (%)	12	12
Early exercise (Year 1/Year 2/Year 3/Year 4/Year 5)	0%/10%/20%/30%/40%	0%/10%/20%/30%/40%

Options granted vest annually over a three-year period and expire five years after the grant date.

During the year, employees exercised 101,000 (2008 – 173,300) stock options. In accordance with Canadian generally accepted accounting principles, the fair value related to these options was $0.2 million (2008 - $0.4 million) at time of grant and has been transferred from contributed surplus to common shares.

10. CONTRIBUTED SURPLUS

(000s)	2009	2008
Contributed surplus, beginning of year	$4,893	$3,562
Stock-based compensation expense	2,011	1,734
Transfer to common shares on exercise of options	(213)	(403)
Contributed surplus, end of year	$6,691	$4,893

11. INCOME TAXES

The Company’s future Canadian income tax assets are as follows:

(000s)	2009	2008
Differences related to:
Fixed assets and oil and gas properties	$(227)	$1,479
Non-capital losses carried forward	2,728	210
Share issue expenses	535	111
	3,036	1,800
Valuation allowance for future income tax assets	(3,036)	(1,800)
Future income tax asset	$-	$-

The Company has non-capital losses of $9.4 million that expire between 2028 and 2029.

Current income taxes represent income taxes incurred and paid under the laws of Yemen pursuant to the PSA on Block 32 and Block S-1 and Egypt pursuant to the PSC on the West Gharib Concession.

Income taxes vary from the amount that would be computed by applying the Canadian statutory income tax rate of 29.0% (2008 – 29.5%) to income before taxes as follows:

(000s)	2009	2008
Income taxes calculated at the Canadian statutory rate	$3,897	$15,017
Increases (decreases) in income taxes resulting from:
Permanent differences	540	3,166
Changes in valuation allowance, net of foreign exchange	552	(1,731)
Different tax rates in Yemen and Egypt	15,950	13,423
Changes in tax rates and other	914	2,355
Current income taxes	$21,853	$32,230

2009	15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in operating non-cash working capital consisted of the following:

(000s)	2009	2008
Operating activities
Increase in current assets
Accounts receivable	$(6,595)	$(14,292)
Prepaid expenses	(798)	(265)
Working capital acquired	-	3,925
Increase in current liabilities
Accounts payable and accrued liabilities	(1,065)	9,284
Income taxes payable	-	79
	$(8,458)	$(1,269)
Financing
Increase in current liabilities
Accounts payable and accrued liabilities	$(1,515)	$1,515
	$(1,515)	$1,515
Investing activities
Decrease in current liabilities
Accounts payable and accrued liabilities	1,444	(2,737)
	$1,444	$(2,737)

13. ACCUMULATED OTHER COMPREHENSIVE INCOME

The balance of accumulated other comprehensive income consists of the following:

(000s)	2009	2008
Accumulated other comprehensive income, beginning of year	$10,880	$11,766
Other comprehensive loss:
Foreign currency translation adjustment	-	(886)
Accumulated other comprehensive income, end of year	$10,880	$10,880

14. PER SHARE AMOUNTS

In calculating the net (loss) income per share, net (loss) income from continuing operations per share and net income from discontinued operations per share, basic and diluted, the following weighted average shares were used:

(000s)	2009	2008
Weighted average number of shares outstanding	64,443	59,692
Dilution effect stock options	-	1,012
Weighted average number of diluted shares outstanding	64,443	60,704

The treasury stock method assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted average number of diluted common shares outstanding for the year ended December 31, 2009, the Company excluded all stock options outstanding because there was a net loss in the year then ended. In calculating the weighted average number of diluted shares outstanding for the year ended December 31, 2008, the Company excluded 3,014,700 options because their exercise price was greater than the annual average common share market price in this period.

15. CAPITAL DISCLOSURES

The Company’s objectives when managing capital are to ensure the Company will have the financial capacity, liquidity and flexibility to fund the ongoing exploration and development of its oil and gas assets. The Company relies on cash flow to fund its capital investments. However, due to long lead cycles of some of its developments and corporate acquisitions, the Company’s capital requirements may exceed its cash flow generated in any one period. This requires the Company to maintain financial flexibility and liquidity. The Company sets the amount of capital in proportion to risk and manages to ensure that the company’s debt-to-funds flow ratio is less than two or total of the long-term debt is not greater than two times the Company’s funds flow from operations for the trailing twelve months. Debt-to-funds flow is a non-GAAP measure and may not be comparable to similar measures used by other companies. For the purposes of measuring the Company’s ability to meet the above stated criteria, funds flow from operations is defined as the net income or loss (including net income or loss from discontinued operations) before any deduction for depletion, depreciation and accretion, amortization of deferred financing charges, non-cash stock-based compensation, and non-cash derivative (gain) loss on commodity contracts. Funds flow from operations is a non-GAAP measure and may not be comparable to similar measures used by other companies.

2009	16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company defines and computes its capital as follows:

	As at	As at
(000s)	December 31, 2009	December 31, 2008

Shareholders’ equity	$163,690	$154,735
Long-term debt, including the current portion	49,799	57,230
Cash and cash equivalents	(16,177)	(7,634)

Total capital	$197,312	$204,331

The Company’s debt-to-funds flow ratio is computed as follows:

	12 Months Trailing
(000s)	December 31, 2009	December 31, 2008
Long-term debt, including the current portion	$49,799	$57,230

Cash flow from operating activities	$36,799	$57,793
Changes in non-cash working capital	8,265	1,474
Funds flow from operations	$45,064	$59,267

Ratio	1.1	1.0

The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Company believes that its ratios are within reasonable limits, in light of the relative size of the Company and its capital management objectives.

The Company is also subject to financial covenants in its revolving credit agreement. The key financial covenants are as follows:

  Interest coverage ratio of greater than 3.5 to 1.0, calculated as EBITDAX to interest expense, for the immediately preceding four consecutive fiscal quarters. For the purposes of the financial covenant calculations EBITDAX shall mean Consolidated Net Income before interest, income taxes, depreciation, depletion, amortization, and accretion, unrealized derivative losses on commodity contracts and stock-based compensation expense.
  Indebtedness to EBITDAX of less than 2.0 to 1.0. For the purposes of the financial covenant calculation, indebtedness shall mean the balance of the Revolving Credit Facility, letters of credit and any amounts payable in connection with a realized derivative loss.
  Current ratio (current assets to current liabilities, excluding the current portion of long-term debt) of greater than 1.0 to 1.0.

The Company is in compliance with all financial covenants at December 31, 2009.

16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair Values of Financial Instruments

The Company has classified its cash and cash equivalents as assets held for trading and its derivative commodity contracts as financial assets or liabilities held for trading, which are both measured at fair value with changes being recognized in net income. Accounts receivable are classified as loans and receivables; accounts payable and accrued liabilities, liabilities of discontinued operations, and long-term debt are classified as other liabilities, all of which are measured at amortized cost.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

	December 31, 2009
Classification (000s)	Carrying Value	Fair Value
Financial assets held-for-trading	$16,177	$16,177
Loans and receivables	35,296	35,296
Financial liabilities held-for-trading	514	514
Other liabilities	64,599	64,800

Assets and liabilities at December 31, 2009 that are measured at fair value are classified into the following levels, reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.

The Company’s cash and cash equivalents and risk management contracts have been assessed on the fair value hierarchy described above. TransGlobe's cash and cash equivalents are classified as Level 1 and risk management contracts as Level 2. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level.

2009	17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Credit Risk
Credit risk is the risk of loss if the counter parties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to accounts receivable, the majority of which are in respect of oil operations, and derivative commodity contracts. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit and an insurance program on a portion of the receivable balance. The Company has not experienced any material credit losses to date.

Trade and other receivables from continuing operations are analyzed in the table below. With respect to the trade and other receivables that are not impaired and past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.

(000s)
Trade and other receivables at December 31, 2009
Neither impaired nor past due	$12,552
Impaired (net of valuation allowance)	-
Not impaired and past due in the following period:
Within 30 days	5,648
31-60 days	4,922
61-90 days	4,930
Over 90 days	7,244

In Egypt, the Company sold all of its 2009 and 2008 production to one purchaser. In Yemen, the Company sold all of its 2009 and 2008 Block 32 production to one purchaser and all of its 2009 and 2008 Block S-1 production to one purchaser. Management considers such transactions normal for the Company and the international oil industry in which it operates.

Market Risk
Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of a business. The market price movements that the Company is exposed to include oil prices (commodity price risk), foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results.

a) Commodity Price Risk
The Company’s operational results and financial condition are partially dependent on the commodity prices received for its oil production. Commodity prices have fluctuated significantly during recent years.

Any movement in commodity prices would have an effect on the Company’s financial condition. Therefore, the Company has entered into various financial derivative contracts to manage fluctuations in commodity prices in the normal course of operations. The following contracts are outstanding at December 31, 2009:

Dated Brent Pricing
Period	Volume	Type	Put-Call
Crude Oil
January 1, 2010-August 31, 2010	12,000 Bbls/month	Financial Collar	$60.00- $84.25
January 1, 2010-August 31, 2010	9,000 Bbls/month	Financial Collar	$40.00- $80.00
January 1, 2010-December 31, 2010	10,000 Bbls/month	Financial Floor	$60.00

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheet, with any change in the unrealized positions recorded to income. The Company assessed these instruments on the fair value hierarchy and has classified the determination of fair value of these instruments as level 2, as the fair values of these transactions are based on an approximation of the amounts that would have been paid to, or received from, counter-parties to settle the transactions outstanding as at the Consolidated Balance Sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

When assessing the potential impact of commodity price changes on its financial derivative commodity contracts, the Company believes 10% volatility is a reasonable measure. The effect of a 10% increase in commodity prices on the derivative commodity contracts would increase the net loss, for the year ended December 31, 2009, by $0.9 million. The effect of a 10% decrease in commodity prices on the derivative commodity contracts would decrease the net loss, for the year ended December 31, 2009, by $0.7 million.

b) Foreign Currency Exchange Risk
As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates to certain cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities denominated in Canadian dollars. When assessing the potential impact of foreign currency exchange risk, the Company believes 10% volatility is a reasonable measure. The Company estimates that a 10% increase in the value of the Canadian dollar against the U.S. dollar would result in a decrease in the net loss for the year ended December 31, 2009, of approximately $0.1 million and conversely a 10% decrease in the value of the Canadian dollar against the U.S. dollar would increase the net loss by said amount for the same period. The Company does not utilize derivative instruments to manage this risk.

2009	18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c) Interest Rate Risk
Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable-interest, U.S.-dollar-denominated debt. No derivative contracts were entered into during 2009 to mitigate this risk. When assessing interest rate risk applicable to the Company’s variable-interest, U.S.-dollar-denominated debt the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would increase the Company’s net loss, for the year ended December 31, 2009, by $0.6 million. The effect of interest rates decreasing by 1% would decrease the Company’s net loss, for the year ended December 31, 2009, by $0.6 million.

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt.

The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following are the contractual maturities of financial liabilities at December 31, 2009:

(000s)	Payment Due by Period[1,2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	$14,800	$14,800	$-	$-	$-
Long-term debt:
Revolving Credit Agreement	Yes-Liability	50,000	50,000	-	-	-
Derivative commodity contracts	Yes-Liability	514	514	-	-	-
Office and equipment leases	No	1,504	738	766	-	-
Minimum work commitments[3]	No	20,586	10,353	4,953	5,280	-

Total		$87,404	$76,405	$5,719	$5,280	$-

1	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivatives.
2	Payments denominated in foreign currencies have been translated at December 31, 2009 exchange rates.
3	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

The Company actively monitors its liquidity to ensure that its cash flows, credit facilities and working capital are adequate to support these financial liabilities, as well as the Company’s capital programs. In addition, the Company raised gross proceeds of $16.3 million in the first quarter of 2009 through a share issuance.

The existing banking arrangements at December 31, 2009 consist of a Revolving Credit Facility of $60.0 million of which $50.0 million is drawn. The Company is in discussion on a new credit facility and expects to enter into a new facility in the second quarter of 2010.

The table above shows cash outflow for financial derivative instruments based on forward-curve prices for Dated Brent oil of $74.28/Bbl at December 31, 2009. Amounts due may change significantly due to fluctuations in the price of Dated Brent oil.

17. COMMITMENTS AND CONTINGENCIES

The Company is subject to certain office and equipment leases (Note 16).

Pursuant to the Concession Agreement for Nuqra Block 1 in Egypt, the Contractor (Joint Venture Partners) has a minimum financial commitment of $5.0 million ($4.4 million to TransGlobe) and a work commitment of two exploration wells in the second exploration extension. The second, 36-month extension period commenced on July 18, 2009. The Contractor has met the second extension financial commitment of $5.0 million in the prior periods. At the request of the government, the Company provided a $4.0 million production guarantee from the West Gharib Concession prior to entering the second extension period.

TransGlobe has entered into a farm out agreement and has committed to pay 100% of three (3) exploration wells to a maximum of $9.0 million to earn a 50% working interest in the East Ghazalat Concession in the Western Desert of Egypt, subject to the approval of the Egyptian Government.

Pursuant to the Production Sharing Agreement (“PSA”) for Block 72 in Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $2.0 million ($0.7 million to TransGlobe) during the second exploration period. The second, 30-month exploration period commenced on January 12, 2009.

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Venture Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well. The first, 36-month exploration period commenced March 8, 2008. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

2009	19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to the bid awarded for Block 84 in Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $4.1 million ($1.4 million to TransGlobe) for the signature bonus and a $16.0 million ($5.3 million to TransGlobe) first exploration period work program consisting of seismic acquisition and four exploration wells. The first, 42-month exploration period will commence if the PSA is finalized and ratified by the Government of Yemen.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and South Rahmi (up to $2.0 million) development leases, to be evaluated annually. As at December 31, 2009, no additional fees are due in 2010.

In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

18. SEGMENTED INFORMATION

	Egypt		Yemen		Total
(000s)	2009	2008	2009	2008	2009	2008
Revenue
Oil sales, net of royalties and other	$64,117	$51,368	$38,688	$71,863	$102,805	$123,231
Other income	-	36	-	1	-	37

Total revenue	64,117	51,404	38,688	71,864	102,805	123,268

Segmented expenses
Operating expenses	14,703	6,972	10,062	12,361	24,765	19,333
Depletion and depreciation	37,942	23,052	9,436	11,993	47,378	35,045
Income taxes	13,980	14,627	7,873	17,603	21,853	32,230

Total segmented expenses	66,625	44,651	27,371	41,957	93,996	86,608

Segmented (loss) income	$(2,508)	$ 6,753	$11,317	$29,907	8,809	36,660

Non-segmented expenses
Derivative loss (gain) on commodity contracts (Note 16)					4,213	(3,005)
General and administrative					11,427	10,213
Interest on long-term debt					2,461	6,163
Depreciation					201	333
Foreign exchange (gain) loss					(1,032)	(84)
Other income					(44)	(133)

Total non-segmented expenses					17,226	13,487

Net (loss) income from continuing operations					(8,417)	23,173
Net income from discontinued operations (Note 5)					-	8,350

Net (loss) income					$(8,417)	$31,523

Capital expenditures
Exploration and development	$28,349	$34,797	$7,013	$8,819	$35,362	$43,616
Property acquisitions	-	18,000	-	-	-	18,000
	$28,349	$52,797	$7,013	$8,819	35,362	61,616
Corporate					184	241
Corporate acquisitions					-	36,602

Total capital expenditures					$35,546	$98,459

	Dec.31	Dec.31	Dec.31	Dec.31	Dec.31	Dec.31
(000s)	2009	2008	2009	2008	2009	2008
Property and equipment	$119,079	$128,672	$47,486	$49,909	$166,565	$178,581
Goodwill	8,180	8,180	-	-	8,180	8,180
Other	41,347	27,517	5,877	6,430	47,224	33,947
Segmented assets	$168,606	$164,369	$53,363	$56,339	221,969	220,708
Non-segmented assets					6,601	6,766
Discontinued operations					312	764

Total assets					$228,882	$228,238

2009	20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES OF AMERICA

The Consolidated Financial Statements have been prepared in accordance with Canadian GAAP which differ in certain material respects from those principles that the Company would have followed had its Consolidated Financial Statements been prepared in accordance with U.S. GAAP as described below.

Consolidated Statements of Income (Loss) and Retained Earnings (Deficit)

Had the Company followed U.S. GAAP, the statement of income (loss) would have been reported as follows:

(000s, except per share amounts)	2009	2008
Net (loss) income from continuing operations for the year under Canadian GAAP	$(8,417)	$23,173
Adjustments:
Impairment of property and equipment and goodwill (Note 19a)	-	(98,391)
Depletion and depreciation (Note 19a)	24,514	611
Net income (loss) from continuing operations for the year under U.S. GAAP	16,097	(74,607)
Net income from discontinued operations for the year – Canadian and U.S. GAAP	-	8,350
Net income (loss) for the year under U.S. GAAP	16,097	(66,257)
Purchase of common shares	-	(880)
(Deficit) retained earnings, beginning of year - U.S. GAAP	(19,760)	47,377

Deficit, end of year - U.S. GAAP	$(3,663)	$(19,760)

Net income (loss) from continuing operations per share under U.S. GAAP
- Basic	$0.25	$(1.25)
- Diluted	0.24	(1.25)
Net income from discontinued operations per share under U.S. GAAP
- Basic	-	0.14
- Diluted	-	0.14
Net income (loss) per share under U.S. GAAP
- Basic	0.25	(1.11)
- Diluted	0.24	(1.11)

Statement of Other Comprehensive Income (Loss)

Had the Company followed U.S. GAAP, the statement of other comprehensive income (loss) would have been reported as follows:

(000s)	2009	2008
Net income (loss) – U.S. GAAP	$16,097	$(66,257)
Currency translation adjustment (Note 19d)	-	(886)
Other comprehensive income (loss)	$16,097	$(67,143)

Consolidated Balance Sheets

Had the Company followed U.S. GAAP, the balance sheet would have been reported as follows:

(000s)	2009		2008
	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP
Current assets	$53,405	$53,405	$40,257	$40,257
Property and equipment (Note 19a)	167,297	91,596	179,329	79,114
Derivative commodity contracts	-	-	472	472
Deferred financing costs (Note 19f)	-	201	-	770
Goodwill (Note 19a)	8,180	-	8,180	-

	$228,882	$145,202	$228,238	$120,613

Current liabilities	$65,192	$65,393	$16,273	$16,273
Long-term debt (Note 19f)	-	-	57,230	58,000
	65,192	65,393	73,503	74,273

Share capital (Notes 19b, 19c and 19d)	66,106	67,809	50,532	52,235
Contributed surplus (Note 19b)	6,691	4,783	4,893	2,985
Accumulated other comprehensive income	10,880	10,880	10,880	10,880
Retained earnings (deficit) (Notes 19b and 19c)	80,013	(3,663)	88,430	(19,760)
	163,690	79,809	154,735	46,340

	$228,882	$145,202	$228,238	$120,613

2009	21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The reconciling items between share capital and retained earnings for Canadian and U.S. GAAP are $0.8 million related to escrowed shares, and $1.3 million related to flow through shares. The reconciling items between contributed surplus and deficit for Canadian and U.S. GAAP are $0.3 million for the adoption of stock-based compensation under Canadian GAAP and $2.0 million for the 2005 and 2004 stock-based compensation expense under Canadian GAAP, which was not expensed in 2005. The reconciling item between share capital and contributed surplus is $0.4 million for the transfer of compensation expense related to options exercised in 2005 and prior.

a) Full Cost Accounting

The full cost method of accounting for crude oil and natural gas operations under Canadian and U.S. GAAP differ in the following respect. Under U.S. GAAP, a ceiling test is applied to ensure the unamortized capitalized costs in each cost centre do not exceed the sum of the present value, discounted at 10%, of the estimated unescalated future net operating revenue from proved reserves plus unimpaired unproved property costs less future development costs, related production costs and applicable taxes. Under Canadian GAAP, a similar ceiling test calculation is performed with the exception that cash flows from proved reserves are undiscounted and utilize forecasted pricing and before tax to determine whether impairment exists. In Canada, the impaired amount is measured using the fair value of reserves.

There are no impairment charges under Canadian GAAP or U.S. GAAP for the year ended December 31, 2009. In 2008, under U.S. GAAP, the unamortized capitalized cost of the Company’s Egypt and Yemen oil and gas properties exceeded the full cost ceiling limitation by $79.9 million and $14.6 million, respectively, net of taxes, which were written off for U.S. GAAP purposes (2007 - $6.3 million written off for the Egypt properties). These impairment charges also decreased the depletion and depreciation expense for U.S. GAAP purposes by $24.5 million in 2009 and $0.6 million in 2008. Goodwill was tested for impairment by comparing the fair value of the reporting to the book value of the reporting unit, which resulted in an impairment charge to goodwill of $3.9 million in 2008 (2007 - $4.3 million impairment charge). Because of the volatility of oil and natural gas prices, no assurance can be given that the Company will not experience a writedown in future periods.

b) Stock-based Compensation

The Company has a stock-based compensation plan as more fully described in Note 9. Under Canadian GAAP, compensation costs have been recognized in the financial statements for stock options granted to employees and directors since January 1, 2002. For U.S. GAAP, effective January 1, 2006, the Company has adopted an accounting standard that required compensation costs related to share-based payment transactions to be recognized as an expense at fair value with re-measurement to fair value each period. The compensation expense as recognized over the period that an employee provides service in exchange for the award with forfeitures estimated and each period end. As permitted, the Company has applied this change using modified prospective application for new awards granted after January 1, 2006 and for the compensation cost of awards that were not vested at December 31, 2005. In 2005 and prior periods, the Company used the intrinsic value method of accounting for stock options granted to employees and directors whereby no costs were recognized in the financial statements per U.S. GAAP.

The effect of applying the intrinsic value method in 2005 and prior years to the Company’s U.S. GAAP financial statements resulted in a decrease to stock-based compensation in 2005 by $0.7 million (2004 - $1.3 million) and a corresponding decrease to the contributed surplus account. Also, the deficit would decrease by $0.3 million in 2004 with a corresponding decrease to the contributed surplus account relating to the 2004 adoption entry for Canadian GAAP that is not required for U.S. GAAP. Also, the share capital would decrease by $0.4 million for options exercised since the compensation expense was transferred into common shares for Canadian GAAP. This is not required for U.S. GAAP.

c) Future Income Taxes

The Company records the renouncement of tax deductions related to flow through shares by reducing share capital and recording a future tax liability in the amount of the estimated cost of the tax deductions flowed to the shareholders. U.S. GAAP requires that the share capital on flow through shares be stated at the quoted market value of the shares at the date of issuance. In addition, the temporary difference that arises as a result of the renouncement of the deductions, less any proceeds received in excess of the quoted market value of the shares is recognized in the determination of income tax expense for the period. The effect of applying this provision to the Company’s consolidated financial statements would result in an increase in income tax expense and future tax liability by $Nil in 2009, $Nil in 2008, $Nil in 2007, $Nil in 2006, $Nil in 2005, $Nil in 2004, $0.9 million in 2003, $0.1 million in 2002 and $0.3 million in 2000 representing the tax effect of the flow through shares and a corresponding increase to share capital and decrease to future tax liability by $Nil in 2009, $Nil in 2008, $Nil in 2007, $Nil in 2006, $Nil in 2005, $Nil in 2004, $0.9 million in 2003, $0.1 million in 2002 and $0.3 million in 2000 to record the recognition of the benefit of tax losses available to the Company equal to the liability arising from renouncing tax pools to the subscribers.

Under U.S. GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted tax rates. The effect of this change between Canadian and U.S. GAAP would result in an increase in future income tax expense and future tax liability of $Nil in 2009, $Nil in 2008, $Nil in 2007, $0.2 million in 2006, $0.2 million in 2005, $0.2 million in 2004 and $0.4 million in 2003 representing the higher enacted tax rates over the substantively enacted tax rates and a corresponding reduction in future income tax expense and future tax liability of $Nil in 2009, $Nil in 2008, $Nil in 2007, $0.2 million in 2006, $0.2 million in 2005, $0.2 million in 2004 and $0.4 million in 2003 to record an additional valuation allowance against the increased tax asset.

2009	22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

d) Escrowed Shares

For U.S. GAAP purposes, escrowed shares would be considered a separate compensatory arrangement between the Company and the holder of the shares. Accordingly, the fair market value of shares at the time the shares are released from escrow will be recognized as a charge to income in that year with a corresponding increase in share capital. The difference in share capital between Canadian GAAP and U.S. GAAP represents the effect of applying this provision in 1995 when 188,000 escrow shares were released resulting in an increase in share capital of $0.8 million with the offset to deficit.

e) Accounting for Uncertainty in Income Taxes

Effective January 1, 2007, the Company adopted an accounting interpretation providing guidance for accounting for uncertainty in income taxes, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

Under this interpretation, a company recognizes a tax benefit in the financial statements for an uncertain tax position only if management’s assessment is that the position is “more likely than not” (i.e., a likelihood greater than 50 percent) to be allowed by the tax jurisdiction based solely on the technical merits of the position. The term “tax position” refers to a position in a previously filed tax return or a position expected to be taken in a future tax return that is reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods. The Interpretation also provides guidance on measurement methodology, derecognition thresholds, financial statement classification and disclosures, recognition of interest and penalties, and accounting for the cumulative-effect adjustment at the date of adoption. Upon adoption, it was determined that there was no effect to TransGlobe.

Tax positions for TransGlobe and its subsidiaries are subject to income tax audits by tax jurisdictions throughout the world. For the Company’s major tax jurisdictions, examinations of tax returns for certain prior tax periods had not been completed as of December 31, 2009. In this regard, examinations had not been finalized for years beginning after 2007 for the Company’s Canadian federal income taxes. For other tax jurisdictions, the earliest years for which income tax examinations had not been finalized were as follows: Egypt – 2008 and Yemen – 2008.

f) Deferred Financing Costs

The Company has accounted for transaction costs differently for Canadian and U.S. GAAP. Under Canadian GAAP transaction costs are included with the associated financial instrument whereas under U.S. GAAP transaction costs are presented separately as an asset.

g) Accounting Policies Adopted for U.S. GAAP

Business Combinations
Effective January 1, 2009, the Company prospectively adopted the revised guidance on accounting for business combinations. The guidance establishes principles and requirements for how and acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. The objective of this authoritative guidance is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. Since the Company did not close any business combinations during 2009 the adoption of this standard did not impact the Consolidated Financial Statements.

Noncontrolling Interests in Consolidated Financial Statements
Effective January 1, 2009, the Company adopted the authoritative guidance as it relates to noncontrolling interests. The guidance changed the accounting for and and reporting for minority interest, which were recharacterized as noncontrolling interests. The objective of this guidance is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. This standard did not impact the Company as it has full controlling interest of all of its subsidiaries.

Derivative Instruments and Hedging Activities
Effective January 1, 2009, the Company adopted the authoritative guidance as it relates to disclosures about derivative instruments and hedging activities. This guidance requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This standard did not impact the Consolidated Financial Statements.

Accounting Standards Codification (“ASC”) System
In June 2009, the FASB issued SFAS No. 168, the FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles which has been primarily coded into ASC Topic 105, Generally Accepted Accounting Standards. This standard which became effective for financial statements issued for interim and annual periods ending after September 15, 2009. The standard established the ASC as the single authoritative source of U.S. GAAP and superseded existing literature of the FASB, Emerging Issues Task Force, American Institute of CPAs and other sources. The ASC did not change GAAP but organized the literature into accounting topics. Adoption of the ASC did not affect the Company’s accounting.

2009	23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Oil and Gas Reporting
As of December 31, 2009, TransGlobe is required to prospectively adopt the new reserves requirements that arise from the completion of the SEC’s project, Modernization of Oil and Gas Reporting. The new rules include provisions that permit the use of new technologies to establish proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserves volumes. Additionally, oil and gas reserves are reported using an average price based upon the prior 12-month period rather than year-end prices. The new rules affected the reserve estimate used in the calculation of DD&A and the ceiling test for U.S. GAAP purposes.

h) New Accounting Pronouncements

Variable Interest Entities
In June 2009, authoritative guidance was released which required the enterprise to qualitatively assess if it is the primary beneficiary of the VIE and, if so, the VIE must be consolidated. This standard is effective for years beginning after November 15, 2009. The Company does not expect that this standard will have a material impact on the Consolidated Financial Statements.

Transfers of Financial Assets
In June 2009, authoritative guidance was released which changes how companies account for transfers of financial assets and eliminates the concept of qualifying special-purpose entities. This standard is effective for years beginning after November 15, 2009. The Company is currently assessing the impact of this requirement on the Consolidated Financial Statements.

2009	24